FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Statements

Consolidated Balance Sheets

as at December 31, 2002 and 2001

	2002	2001

	(Cdn$ millions)
Assets
Cash and short term investments	481.2	751.5
Marketable securities	36.5	81.9
Accounts receivable and other	3,589.1	3,405.2
Recoverable from reinsurers (including recoverables on paid losses – $984.5; 2001 – $1,042.5)	11,992.9	12,802.1

	16,099.7	17,040.7

Portfolio investments
Subsidiary cash and short term investments (market value – $2,694.3; 2001 – $2,254.3)	2,694.3	2,254.3
Bonds (market value – $11,869.8; 2001 – $11,424.2)	11,681.9	11,745.3
Preferred stocks (market value – $249.7; 2001 – $126.4)	253.0	126.8
Common stocks (market value – $1,125.4; 2001 – $918.8)	1,073.6	878.9
Investments in Hub, Zenith National and Advent (market value – $525.4; 2001 – $556.3)	559.7	502.2
Real estate (market value – $38.2; 2001 – $82.7)	32.4	78.3

Total (market value – $16,502.8; 2001 – $15,362.7)	16,294.9	15,585.8

Deferred premium acquisition costs	593.4	518.0
Future income taxes	1,544.0	1,718.8
Premises and equipment	176.5	198.1
Goodwill	292.8	274.5
Other assets	109.2	102.8

	35,110.5	35,438.7

See accompanying notes.

Signed on behalf of the Board

Director	Director

	2002	2001

	(Cdn$ millions)
Liabilities
Lindsey Morden bank indebtedness	41.9	43.2
Accounts payable and accrued liabilities	2,019.4	1,841.7
Funds withheld payable to reinsurers	1,516.1	1,793.1

	3,577.4	3,678.0

Provision for claims	21,165.1	22,085.8
Unearned premiums	3,300.4	2,645.9
Long term debt	2,342.4	2,330.8
Purchase consideration payable	324.7	–
Trust preferred securities of subsidiaries	340.9	360.8

	27,473.5	27,423.3

Non-controlling interests	508.1	1,043.3

Excess of net assets acquired over purchase price paid	–	51.4

Contingencies and commitments
Shareholders’ Equity
Common stock	2,235.2	2,261.4
Preferred stock	200.0	200.0
Retained earnings	1,244.4	796.2
Currency translation account	(128.1)	(14.9)

	3,551.5	3,242.7

	35,110.5	35,438.7

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Earnings

for the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

	(Cdn$ millions – except
	per share amounts)
Revenue
Gross premiums written	8,128.6	6,838.0	6,054.3

Net premiums written	6,338.5	5,045.1	4,566.5

Net premiums earned	6,110.1	4,806.7	4,610.7
Interest and dividends	657.7	680.8	818.1
Realized gains on investments	737.7	162.3	382.8
Realized gain on OdysseyRe IPO	–	51.2	–
Claims fees	456.8	424.7	376.9

	7,962.3	6,125.7	6,188.5

Expenses
Losses on claims	4,711.9	4,062.8	3,771.4
Operating expenses	1,457.4	1,358.2	1,263.5
Commissions, net	1,109.6	1,041.4	885.2
Interest expense	136.7	168.6	179.6
Other costs and restructuring charges	110.0	49.1	30.2
Swiss Re premiums	4.2	143.6	167.2
Kingsmead losses	–	116.7	33.0
Negative goodwill	–	(78.6)	(108.7)

	7,529.8	6,861.8	6,221.4

Earnings (loss) from operations before income taxes	432.5	(736.1)	(32.9)
Provision for (recovery of) income taxes	235.7	(386.6)	(186.3)

Earnings (loss) from operations before extraordinary item	196.8	(349.5)	153.4
Negative goodwill	298.5	–	–

Net earnings (loss) before non-controlling interests	495.3	(349.5)	153.4
Non-controlling interests	(79.6)	3.5	(16.0)

Net earnings (loss)	415.7	(346.0)	137.4

Net earnings (loss) per share before extraordinary item and after non-controlling interests	$7.89	$(28.04)	$9.41
Net earnings (loss) per share	$28.78	$(28.04)	$9.41
See accompanying notes.

Consolidated Statements of Retained Earnings

for the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

	(Cdn$ millions)
Retained earnings – beginning of year	796.2	1,167.4	1,049.7
Change in accounting for negative goodwill	51.4	–	–

Retained earnings as restated – beginning of year	847.6	1,167.4	1,049.7
Net earnings (loss) for the year	415.7	(346.0)	137.4
Excess over stated value of shares purchased for cancellation	–	–	(6.3)
Common share dividends	(14.3)	–	–
Preferred share dividends	(13.0)	(13.0)	(13.4)
(Dividend tax) recovery	8.4	(12.2)	–

Retained earnings – end of year	1,244.4	796.2	1,167.4

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Cash Flows

for the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

	(Cdn$ millions)
Operating activities
Earnings (loss) before non-controlling interests	495.3	(349.5)	153.4
Amortization	67.4	70.4	42.2
Future income taxes	180.4	(384.8)	(197.4)
Negative goodwill	(298.5)	(78.6)	(108.7)
Gains on investments	(737.7)	(213.5)	(382.8)

	(293.1)	(956.0)	(493.3)
Increase (decrease) in:
Provision for claims	(773.9)	661.3	(720.4)
Unearned premiums	653.1	351.1	(122.5)
Accounts receivable and other	(213.0)	(330.5)	(268.9)
Recoverable from reinsurers	708.0	(1,026.6)	(983.3)
Funds withheld payable to reinsurers	(258.6)	368.8	(31.1)
Accounts payable and accrued liabilities	192.5	298.6	(155.6)
Other	187.4	(278.1)	98.9

Cash provided by (used in) operating activities	202.4	(911.4)	(2,676.2)

Investing activities
Investments – purchases	(8,413.6)	(1,802.3)	(4,420.7)
– sales	8,639.7	2,511.2	7,414.9
Sale of marketable securities	45.2	13.3	4.2
Purchase of capital assets	(37.6)	(66.2)	(34.7)
Investments in Hub, Zenith National and Advent	(45.7)	(92.6)	(17.7)
Purchase of subsidiaries, net of cash acquired	(82.2)	40.3	(83.3)
Non-controlling interests	(10.9)	–	–
Proceeds on OdysseyRe IPO	–	436.9	–

Cash provided by investing activities	94.9	1,040.6	2,862.7

Financing activities
Subordinate voting shares	(26.2)	248.5	(59.7)
Trust preferred securities of subsidiary	(6.4)	(54.1)	–
Issue of OdysseyRe convertible debt	167.3	–	–
Long term debt – advances	–	231.9	–
Long term debt – repayment	(135.9)	(11.6)	(166.3)
Bank indebtedness	(1.3)	0.9	(1.3)
Common share dividends	(14.3)	–	–
Preferred share dividends	(13.0)	(13.0)	(13.4)

Cash provided by (used in) financing activities	(29.8)	402.6	(240.7)

Foreign currency translation	(97.8)	68.3	–

Increase (decrease) in cash resources	169.7	600.1	(54.2)
Cash resources – beginning of year	3,005.8	2,405.7	2,459.9

Cash resources – end of year	3,175.5	3,005.8	2,405.7

See accompanying notes.

Cash resources consist of cash and short term investments, including subsidiary cash and short term investments. Short term investments are readily convertible into cash and have maturities of three months or less.

Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of Fairfax Financial Holdings Limited as at December 31, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada

February 10, 2003

Comment by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in note 2 to the financial statements relating to goodwill. Our report to the shareholders dated February 10, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada

February 10, 2003

Valuation Actuary’s Report

I have reviewed management’s valuation, including management’s selection of appropriate assumptions and methods, of the policy liabilities of the subsidiary insurance and reinsurance companies of Fairfax Financial Holdings Limited in its consolidated balance sheet as at December 31, 2002 and their change as reflected in its consolidated statement of earnings for the year then ended, in accordance with Canadian accepted actuarial practice.

In my opinion, management’s valuation is appropriate, except as noted in the following paragraph, and the consolidated financial statements fairly present its results.

Under Canadian accepted actuarial practice, the valuation of policy liabilities reflects the time value of money. Management has chosen not to reflect the time value of money in its valuation of the policy liabilities.

Richard Gauthier, FCIA, FCAS
PricewaterhouseCoopers LLP
Toronto, Canada

February 10, 2003

FAIRFAX FINANCIAL HOLDINGS LIMITED

Notes to Consolidated Financial Statements

for the years ended December 31, 2002, 2001 and 2000
(in Cdn$ millions except per share amounts and as otherwise indicated)

1.      Business Operations

The company is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance conducted on a direct and reinsurance basis, investment management and insurance claims management.

2.      Summary of Significant Accounting Policies

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the periods covered by the financial statements. The principal financial statement components subject to measurement uncertainty include the provision for claims (note 4), other-than-temporary declines in the value of investments (note 3), the allowance for unrecoverable reinsurance (note 8), the carrying value of future tax assets (note 9) and the valuation of goodwill (note 2). Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the company and all of its subsidiaries:

Canadian Insurance

Commonwealth Insurance Company
Federated Insurance Holdings of Canada Ltd.
Lombard General Insurance Company
  of Canada
Markel Insurance Company of Canada
CRC (Bermuda) Reinsurance Limited

U.S. Insurance

Crum & Forster Holdings, Inc. (C&F)
Falcon Insurance Company Limited
Old Lyme Insurance Company of
  Rhode Island, Inc.
Ranger Insurance Company	Reinsurance group

Odyssey Re Holdings Corp. (OdysseyRe)

Runoff

ORC Re Limited
RiverStone Insurance (UK) Limited
Sphere Drake Insurance Limited
  (Sphere Drake)
TIG Specialty Insurance Company (TIG)
Wentworth Insurance Company Ltd.

Other Hamblin Watsa Investment Counsel Ltd. (investment management) Lindsey Morden Group Inc. (Lindsey Morden) (insurance claims management) RiverStone Management Limited (runoff claims management)

All subsidiaries are wholly-owned except for OdysseyRe Holdings with a voting and equity interest of 73.8% (2001 – 73.7%), and Lindsey Morden with a 75.0% equity and 89.5% voting interest (2001 – 66.5% and 85.9%). The company has investments in Hub International

Limited with a 28.7% (2001 – 36.8%) equity interest and Advent Capital (Holdings) PLC with a 46.8% interest, which are accounted for on the equity basis. The company also has an investment in Zenith National Insurance Corp. (“Zenith”) with a 42.0% (2001 – 42.0%) equity interest which is accounted for on the cost basis, as the company does not currently have the ability to exercise significant influence over Zenith. In 1999, at the time of the company’s initial investment in Zenith, it entered into a Standstill Agreement with Zenith whereby the company would have no Board representation and is precluded from, directly or indirectly, acting, alone or with others, to seek to acquire or affect control or influence the management, Board of Directors or policies of Zenith. This agreement will remain in effect until the earlier of October 25, 2004 and the date on which the current President and Chairman of Zenith no longer holds those positions. Further, Fairfax entered into a Proxy Agreement dated March 28, 2002, giving an independent trustee the proxy to vote the company’s shares of Zenith in the same proportion as the votes cast by all other voting shareholders of Zenith (except in the event of a hostile proxy contest, when the trustee will vote as recommended by the management of Zenith).

Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition. Divestitures are included up to the date of disposal.

Premiums

Insurance and reinsurance premiums are taken into income evenly throughout the terms of the related policies.

Deferred premium acquisition costs

Certain costs, consisting of brokers’ commissions and premium taxes, of acquiring insurance premiums are deferred, to the extent that they are considered recoverable, and charged to income as the premiums are earned. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income.

Investments

Bonds are carried at amortized cost providing for the amortization of the discount or premium on a yield to maturity basis. Preferred and common stocks are carried at cost. Real estate is carried at cost. When there has been a loss in value of an investment that is other than temporary, the investment is written down to its estimated net realizable value. Such writedowns are reflected in realized gains (losses) on investments. At December 31, 2002, the aggregate provision for losses on investments was $31.2 (2001 – $37.4).

The company purchases foreign currency forward contracts to hedge its foreign equity portfolio. At December 31, 2002, the company held Yen 10.2 billion (2001 – Yen 11.6 billion) of such contracts, maturing in 2003. Once the securities are sold, the contracts are closed out and any gain or loss is then included in realized gains (losses) on investments. Gains or losses on contracts in excess of hedging requirements are recorded in earnings as they arise. Subsequent to year-end, 2.5 billion in Yen contracts were closed out at a gain of $1.2.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for claims

Claim provisions are established by the case method as claims are reported. For reinsurance, the provision for claims is based on reports and individual case estimates received from ceding companies. The estimates are regularly reviewed and updated as additional information on the estimated claims becomes known and any resulting adjustments are included in earnings. A provision is also made for management’s calculation of factors affecting the future development of claims including claims incurred but not reported (IBNR) based on the volume of business currently in force and the historical experience on claims.

Translation of foreign currencies

Assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Revenues and expenses are translated at the exchange rates in effect at the date incurred. Realized gains and losses on foreign exchange transactions are recognized in the statements of earnings.

The operations of the company’s subsidiaries (principally in the United States and the United Kingdom) are self-sustaining. As a result, the assets and liabilities of these subsidiaries are translated at the year-end rates of exchange. Revenue and expenses are translated at the average rate of exchange for the year. The company enters into foreign currency contracts from time to time to hedge the foreign currency exposure related to its net investments in self-sustaining foreign operations. Such contracts are translated at the year-end rates of exchange.

At December 31, 2002, the company had foreign currency contracts hedging its self-sustaining subsidiaries, maturing as follows:

Notional Value
(US$)
2003	1,325
2004	130
2006	200
2007	330
2008	75

2,060

Certain of the contracts due in 2008 have an early termination option which reduces the term from ten years to five years. If exercised, an additional US$75 in notional value would mature in 2003. Subsequent to year-end US$650 of the contracts maturing in 2003 have been closed out by the company at a cost of $3.4.

Goodwill

Prior to January 1, 2002, the excess of purchase cost over the fair value of the net assets of acquired businesses was amortized on the straight line basis over their estimated useful lives which ranged from ten years for Hamblin Watsa Investment Counsel Ltd. and insurance company acquisitions to forty years for Lindsey Morden Group Inc.

In addition, the excess of the fair value of net assets acquired over the purchase price paid (negative goodwill) for acquired businesses was amortized to earnings over periods of three to six years. Prior to the fourth quarter of 2000, all negative goodwill was amortized to earnings on a straight line basis over ten years. In 2000, the company carried out a comprehensive review of the remaining useful life of the negative goodwill for each acquisition which resulted in a change in the various amortization periods. This change in estimate was applied on a prospective basis effective at the beginning of the fourth quarter of 2000, resulting in an increase in negative goodwill amortization of $79.2 for the year ended December 31, 2000.

Effective January 1, 2002, in accordance with changes to Canadian generally accepted accounting principles (GAAP), goodwill is no longer being amortized to earnings over its estimated useful life. The carrying value of goodwill will be charged to earnings if and to the extent that it is determined that an impairment in value exists. The company assesses the carrying value of goodwill based on the underlying discounted cash flows and operating results of its subsidiaries. Management has compared the carrying value of goodwill balances as at December 31, 2002 and the estimated fair values of the underlying operations and concluded that there was no impairment in the value of goodwill. The estimated fair values are sensitive to the cash flow projections and discount rates used in the valuation.

In addition, effective January 1, 2002, the excess of the fair value of net assets acquired over the purchase price paid for acquired businesses (negative goodwill) is no longer amortized to earnings. Consequently, effective January 1, 2002, the company’s negative goodwill balance of $51.4 was added to shareholders’ equity as an adjustment to opening retained earnings. Negative goodwill arising on the acquisition during the year is recognized as an extraordinary item.

Had the above-mentioned changes in accounting policy been adopted retroactively, their impact on the prior periods would have been as follows:

(a)	negative goodwill amortization would have reduced net earnings by $78.6 and $108.7 for the years ended December 31, 2001 and 2000 respectively; and

(b)	goodwill amortization would have increased net earnings by $16.2 and $11.7 for the years ended December 31, 2001 and 2000 respectively.

These changes would have resulted in a reduction of net earnings of $62.4 and $97.0 and in a reduction of previously reported earnings per share and earnings per share before extraordinary item and after non-controlling interests of $4.71 and $7.36, resulting in adjusted earnings (loss) per share and adjusted earnings per share before extraordinary item and after non-controlling interests of $(32.75) and $2.05 for the years ended December 31, 2001 and 2000 respectively. The net impact on shareholders’ equity at December 31, 2002 after these changes in accounting policies was an increase of $51.4, as described above.

Reinsurance

The company reflects third party reinsurance balances on the balance sheet on a gross basis to indicate the extent of credit risk related to third party reinsurance and its obligations to policyholders and on a net basis in the statement of earnings to indicate the results of its retention of premiums written.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Income taxes

Income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases based on tax rates which are expected to be in effect when the asset or liability is settled.

3.      Investment Information

Portfolio investments comprise:

	2002		2001
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value
Subsidiary cash and short term investments	2,694.3	2,694.3	2,254.3	2,254.3
Bonds
Canadian – government	708.6	745.7	723.0	739.3
– corporate	509.8	528.9	395.2	388.4
U.S. – government	6,629.1	6,602.9	4,527.3	4,369.1
– corporate	3,282.4	3,440.8	4,635.6	4,482.7
Other – government	534.2	525.7	1,419.0	1,399.2
– corporate	17.8	25.8	45.2	45.5
Preferred stocks
Canadian	204.9	205.1	126.8	126.4
U.S.	48.1	44.6	–	–
Common stocks
Canadian	217.2	223.4	175.5	173.7
U.S.	222.7	247.9	134.8	204.9
Other	633.7	654.1	568.6	540.2
Hub, Zenith National and Advent	559.7	525.4	502.2	556.3
Real estate	32.4	38.2	78.3	82.7

	16,294.9	16,502.8	15,585.8	15,362.7

The estimated fair values of debt securities and preferred and common stocks are based on quoted market values.

As at December 31, 2002, the net unrealized gains were comprised of gross unrealized gains of $453.9 and gross unrealized losses of $246.0 (2001 – $324.8 and $547.9) respectively. Management has reviewed currently available information regarding those investments whose estimated fair value is less than carrying value at December 31, 2002 and has determined that the carrying values are expected to be recovered. Debt securities whose carrying value exceeds market value can be held until maturity. Preferred and common stock investments have been reviewed to ensure that corporate performance expectations have not changed significantly to adversely affect the market value of these securities other than on a temporary basis.

The company’s subsidiaries have pledged cash and investments of $3.8 billion as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

Liquidity and Interest Rate Risk

Maturity profile as at December 31, 2002 and 2001:

	Within 1	1 to 5	6 to 10	Over 10	2002
	Year	Years	Years	Years	Total
Bonds (carrying value)	$782.7	$3,165.8	$1,693.9	$6,039.5	$11,681.9
Effective interest rate					5.5%

	Within 1	1 to 5	6 to 10	Over 10	2001
	Year	Years	Years	Years	Total
Bonds (carrying value)	$530.1	$4,247.7	$4,500.2	$2,467.3	$11,745.3
Effective interest rate					5.7%

Bonds are classified at the earliest of the available maturity dates.

Investment Income

	2002	2001	2000
Interest and dividends:
Cash and short term investments	56.6	85.1	109.5
Bonds	545.8	540.6	655.6
Preferred stocks	6.6	3.6	4.7
Common stocks	59.9	59.8	54.2

	668.9	689.1	824.0
Expenses	(11.2)	(8.3)	(5.9)

	657.7	680.8	818.1

Realized gains on investments:
Bonds	507.3	28.4	22.3
Preferred stocks	12.0	0.6	(0.2)
Common stocks	248.3	172.6	403.0
Repurchase of notes and trust preferred securities	31.7	–	–
OdysseyRe IPO	–	51.2	–
Other	(8.6)	(1.9)	(20.9)
Provision for losses and writedowns	(53.0)	(37.4)	(21.4)

	737.7	213.5	382.8

Net investment income	1,395.4	894.3	1,200.9

4.      Provision for Claims

The provisions for unpaid claims and adjustment expenses and for the third party reinsurers’ share thereof are estimates subject to variability, and the variability could be material in the

FAIRFAX FINANCIAL HOLDINGS LIMITED

near term. The variability arises because all events affecting the ultimate settlement of claims have not taken place and may not take place for some time. Variability can be caused by receipt of additional claim information, changes in judicial interpretation of contracts or liability or significant changes in severity or frequency of claims from historical trends. The estimates are principally based on the company’s historical experience. Methods of estimation have been used which the company believes produce reasonable results given current information.

Changes in claim liabilities recorded on the balance sheet for the years ended December 31, 2002 and 2001 and their impact on unpaid claims and adjustment expenses for these two years are as shown in the following table:

	2002	2001
Unpaid claim liabilities – beginning of year – net	10,705.4	11,154.8
Foreign exchange effect of change in claim liabilities	(90.6)	690.8
Increase in estimated losses and expenses for losses occurring in prior years	528.9	494.7
Recovery under Swiss Re cover	(8.1)	(325.4)
Provision for losses and expenses on claims occurring in the current year	4,112.4	3,991.8
Paid on claims occurring during:
the current year	(1,082.7)	(1,072.4)
prior years	(3,317.0)	(4,254.6)
Unpaid claim liabilities at December 31 of:
Winterthur (Asia)	–	25.7
First Capital	16.2	–
Old Lyme	64.0	–

Unpaid claim liabilities – end of year – net	10,928.5	10,705.4
Unpaid claim liabilities at December 31 of Federated Life	28.9	29.4

Unpaid claim liabilities – end of year – net	10,957.4	10,734.8
Reinsurance gross-up	10,207.7	11,351.0

Unpaid claim liabilities – end of year – gross	21,165.1	22,085.8

The foreign exchange effect of change in claim liabilities results from the fluctuation of the value of the Canadian dollar in relation to the U.S. dollar and European currencies.

The basic assumptions made in establishing actuarial liabilities are best estimates of possible outcomes. The company presents its claims on an undiscounted basis.

The company’s provision for asbestos, pollution and other hazards claims is set out under “Fairfax Total” in the table on page 82 of the MD&A.

As part of its acquisition strategy, the company generally obtains vendor indemnifications from adverse development in the acquired company’s claims reserves and unrecoverable reinsurance. A summary of these indemnifications is set out in the table on page 102 of the MD&A.

5.      Long Term Debt

The long term debt at December 31 consists of the following balances:

	2002	2001
Fairfax unsecured senior notes of US$100 at 7.75% due December 15, 2003	158.0	159.6
Fairfax unsecured senior note at 7.75% due December 15, 2003	25.0	25.0
Fairfax unsecured senior notes of US$275 at 7 3/8% due March 15, 2006(3)	434.4	439.0
Fairfax €45.7 (FF300) unsecured debt at 2 1/2% due February 27, 2007 (effectively a €30.5 (FF200) debt at 8%)	62.6	52.9
Fairfax unsecured senior notes of US$170 at 6.875% due April 15, 2008(2)(3)	268.6	279.4
Fairfax unsecured senior notes of US$100 at 8.25% due October 1, 2015(2)	158.0	159.6
Fairfax unsecured senior notes of US$190.2 at 7.375% due April 15, 2018(1)(2)(3)	300.4	359.2
Fairfax unsecured senior notes of US$102.6 at 8.30% due April 15, 2026(2)(3)	162.0	199.5
Fairfax unsecured senior notes of US$105.5 at 7.75% due July 15, 2037(2)(3)	166.7	199.5
TIG senior unsecured non-callable notes of US$100 at 8.125% due April 15, 2005	157.5	158.6
Other long term debt of TIG	12.0	22.6
OdysseyRe senior unsecured non-callable notes of US$90 at 7.49% due November 30, 2006	142.2	159.6
OdysseyRe convertible senior debentures of US$110 at 4.375% due June 22, 2022(4)	173.8	–
Other long term debt of OdysseyRe	–	79.8
Lindsey Morden unsecured Series B debentures at 7% due June 16, 2008	125.0	125.0
Other long term debt of Lindsey Morden	4.4	8.2

	2,350.6	2,427.5
Less: Lindsey Morden debentures held by Fairfax	(8.2)	(8.2)
Fairfax notes held by subsidiaries	–	(88.5)

	2,342.4	2,330.8

(1)	During 1998, the company swapped US$125 of its debt at 7.375% due April 15, 2018 for Japanese yen denominated debt of the same maturity, with fixed interest at 3.48% per annum. Effective January 1, 2002, in accordance with changes to Canadian generally accepted accounting principles, foreign exchange gains and losses on long term debt are recognized immediately in earnings. As at December 31, 2002 and 2001, the unrealized loss from the foreign exchange component of the yen debt swap was $13.5 and $1.6 respectively. Previously, these amounts would have been amortized to earnings over the term to maturity.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)	During 2002, the company closed out the swaps for this debt and deferred the resulting gain of approximately $93.8 (2001 – $25.0) which will be amortized to earnings over the remaining term to maturity.
(3)	During 2002, the company purchased for cancellation $40.2 (US$25.6) of its notes at a cost of $21.0 (US$13.4). In addition, the company also purchased for cancellation the $88.5 of its notes held by its subsidiaries.
(4)	Redeemable at OdysseyRe’s option beginning June 22, 2005. Each holder may, at its option, require OdysseyRe to repurchase all or a portion of this debt (for cash or OdysseyRe shares, at OdysseyRe’s option) on June 22, 2005, 2007, 2009, 2012 and 2017. Convertible at the holder’s option, under certain circumstances, into OdysseyRe common shares in the ratio of 46.9925 OdysseyRe shares for every $1,000 principal amount of this debt.

Interest expense on long term debt amounted to $134.0 (2001 – $164.3; 2000 – $174.1). Interest expense on Lindsey Morden’s bank indebtedness amounted to $2.7 (2001 – $4.3; 2000 – $5.5).

Principal repayments are due as follows:

2003	196.2
2004	0.7
2005	331.1
2006	579.6
2007	62.6
Thereafter	1,172.2

6.      Trust Preferred Securities of Subsidiaries

TIG Holdings has issued $197.5 (US$125) of 8.597% junior subordinated debentures to TIG Capital Trust (a statutory business trust subsidiary of TIG Holdings) which, in turn, issued US$125 of 8.597% mandatory redeemable capital securities, maturing in 2027. During 2002, the company acquired $16.1 (US$10.2) of these trust preferred securities for approximately $6.5 (US$4.1) (2001 – US$35 and US$24.5).

Fairfax RHINOS Trust (a statutory business trust subsidiary of Fairfax Inc.) has issued $214.9 (US$136) of Redeemable Hybrid Income Overnight Shares (RHINOS) (136,000 trust preferred securities) with a distribution rate of LIBOR plus 150 basis points maturing February 24, 2003.

7.      Capital Stock

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares carrying ten votes per share and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

	2002		2001		2000
	number		number		number
Multiple voting shares	1,548,000	5.0	1,548,000	5.0	1,548,000	5.0
Subordinate voting shares	13,391,918	2,249.2	13,602,118	2,275.4	12,352,118	2,026.9

	14,939,918	2,254.2	15,150,118	2,280.4	13,900,118	2,031.9
Interest in shares held through ownership interest in shareholder	(799,230)	(19.0)	(799,230)	(19.0)	(799,230)	(19.0)

Net shares effectively outstanding	14,140,688	2,235.2	14,350,888	2,261.4	13,100,888	2,012.9

Fixed/ floating cumulative redeemable preferred shares, Series A, with a fixed dividend of 6.5% per annum until November 30, 2004 and stated capital of $25 per share	8,000,000	200.0	8,000,000	200.0	8,000,000	200.0

During 2002, under the terms of normal course issuer bids approved by the Toronto Stock Exchange, the company purchased and cancelled 210,200 subordinate voting shares for an aggregate cost of $26.2.

On November 20, 2001, the company issued 1,250,000 subordinate voting shares at $200 per share for net proceeds of $248.5.

In 2000, the company purchased and cancelled 325,309 subordinate voting shares for an aggregate cost of $59.7, of which $6.3 was charged to retained earnings.

8.      Reinsurance

The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries to a maximum amount on any one loss of $8.0. Reinsurance is generally placed on an excess of loss basis in several layers. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policyholders.

The company has guidelines and a review process in place to assess the creditworthiness of the companies to which it cedes.

The company makes specific provisions against reinsurance recoverable from companies considered to be in financial difficulty. In addition, the company records a general allowance

FAIRFAX FINANCIAL HOLDINGS LIMITED

based upon analysis of historical recoveries, the level of allowance already in place and management’s judgment. The allocation of the allowance for loss is as follows:

	2002	2001
Specific	730.3	816.9
General	240.9	219.2

Total	971.2	1,036.1

A summary of the company’s reinsurance recoverable by A.M. Best rating of the responsible reinsurers and outstanding balance at December 31, 2002 is set out in the table on page 100 of the MD&A.

During the year, the company ceded premiums earned of $1,419.2 (2001 – $1,908.7; 2000 – $1,427.1) and claims incurred of $1,298.3 (2001 – $3,591.6; 2000 – $2,540.6).

9.      Income Taxes

The company’s provision for (recovery of) income taxes is as follows:

	2002	2001	2000
Current	55.3	(1.8)	11.1
Future	180.4	(384.8)	(197.4)

	235.7	(386.6)	(186.3)

The provision for income taxes differs from the statutory tax rate as certain sources of income are exempt from tax or are taxed at other than the statutory rate. A reconciliation of income tax calculated at the statutory tax rate with the income tax provision at the effective tax rate in the financial statements is summarized in the following table:

	2002	2001	2000
Provision for (recovery of) income taxes at statutory income tax rate	167.0	(309.2)	(14.5)
Non-taxable investment income	(16.5)	(56.4)	(13.7)
Income earned outside Canada	(109.9)	11.2	(149.8)
Negative goodwill amortization	–	(33.0)	(49.5)
Change in tax rate for future income taxes	(12.6)	1.4	7.9
Unrecorded tax benefit of losses and utilization of prior years’ losses	207.7	(0.6)	33.3

Provision for (recovery of) income taxes	235.7	(386.6)	(186.3)

Future income taxes of the company are as follows:

	2002	2001
Operating and capital losses	1,032.9	1,182.4
Claims discount	379.4	394.8
Unearned premium reserve	126.1	120.9
Deferred premium acquisition cost	(141.2)	(131.0)
Investments	12.8	(9.1)
Allowance for doubtful accounts	40.7	55.1
Other	121.5	164.4
Valuation allowance	(28.2)	(58.7)

Future income taxes	1,544.0	1,718.8

Management reviews the valuation of the future income taxes on an ongoing basis and adjusts the valuation allowance, as necessary, to reflect its anticipated realization. Management expects that these future income taxes will be realized in the normal course of operations. However, to more quickly use its future income tax asset, the company determined that it would be in its best interests to increase its 73.8% interest in OdysseyRe to in excess of 80%, so that OdysseyRe’s results will be included in Fairfax’s U.S. consolidated tax group. The company has entered into a private agreement to purchase 4,300,000 outstanding common shares of OdysseyRe at the market price at closing, which is scheduled for March 3, 2003. As consideration, the company is issuing a 7-year 3.15% debenture exchangeable for two years into the number of OdysseyRe shares being purchased.

10.     Statutory Requirements

The company’s insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions.

The company can receive up to $670.1 in 2003 as dividends from insurance and reinsurance subsidiaries without obtaining the prior approval of insurance regulators.

At December 31, 2002, statutory surplus, determined in accordance with the various insurance regulations, amounted to $2.0 billion (2001 – $3.4 billion) for the insurance subsidiaries, $1.6 billion (2001 – $1.4 billion) for the reinsurance subsidiaries and $2.5 billion (2001 – $1.1 billion) for the runoff subsidiaries. $1.0 billion (2001 – $1.0 billion) of OdysseyRe’s statutory surplus is also included in TIG’s statutory surplus (which is included in the runoff subsidiaries in 2002 and in the insurance subsidiaries in 2001).

11.     Contingencies and Commitments

In 2000, the legal proceedings commenced by Sphere Drake in 1999 against a group of agents and intermediaries whom it alleged fraudulently obtained and utilized a binding authority to write reinsurance contracts which expose Sphere Drake to significantly under-priced U.S. workers’ compensation business, which was filed in New York, was dismissed as to most defendants primarily on the ground that London, England was a more convenient forum in which the dispute should be resolved. Sphere Drake subsequently commenced proceedings in

FAIRFAX FINANCIAL HOLDINGS LIMITED

London, England against its agent and the agent of the cedants, alleging fraud and breach of duty. Sphere Drake has rescinded the majority of the inward reinsurance contracts placed under the binding authority and is defending arbitration proceedings initiated by the cedants of a number of those contracts. It is not yet possible to develop any reasonably based estimates of the amount of claims which might be made on these contracts. However, based on extensive legal advice, Sphere Drake believes that there is abundant evidence of fraud and that it has substantial grounds to challenge the enforceability of the business bound on its behalf. While the eventual outcome is uncertain, the company believes that the likely ultimate net liability which might arise in respect of this business will not be material to Sphere Drake’s financial position.

Subsidiaries of the company are also defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company’s financial position.

Unsecured letters of credit aggregating $468.0 have been issued upon the company’s application and have been pledged as security for subsidiaries’ reinsurance balances, principally relating to intercompany reinsurance between subsidiaries. These are unsecured letters of credit in addition to the secured letters of credit referred to in note 3.

The company under certain circumstances may be obligated to purchase loans to officers and directors of the company and its subsidiaries from Canadian chartered banks totalling $18.3 (2001 – $18.3) for which 252,911 (2001 – 268,911) subordinate voting shares of the company with a year-end market value of $30.6 (2001 – $44.1) have been pledged as security.

The company also has a restricted stock plan for the management of its subsidiaries with vesting periods of up to ten years from the date of grant. At December 31, 2002, 197,381 (2001 – 230,800) subordinate voting shares had been purchased for the plan at a cost of $59.2 (2001 – $66.9).

Shares for the above-mentioned plans are purchased on the open market. The costs of these plans are amortized to compensation expense over the vesting period. Amortization expense for the year for these plans amounted to $11.1 (2001 – $7.9; 2000 – $6.2).

12.     Operating Leases

Aggregate future minimum commitments at December 31, 2002 under operating leases relating to premises, automobiles and equipment for various terms up to ten years are as follows:

2003	102.5
2004	76.9
2005	66.0
2006	57.9
2007	43.7
Thereafter	164.4

13.     Earnings per Share

Earnings per share are calculated after providing for dividends and dividend tax on the Series A fixed/ floating cumulative redeemable preferred shares.

Diluted and basic earnings per share are the same in 2002, 2001 and 2000. The weighted average number of shares for 2002 was 14,283,735 (2001 – 13,241,299; 2000 – 13,172,448).

14.     Acquisitions and Divestitures

On September 10, 2002, OdysseyRe acquired 56.0% of First Capital Insurance Limited, a Singapore insurance company, for $28.0 (US$17.8). At the date of acquisition, the acquired company had $76.7 (US$48.8) in total assets and $28.0 (US$17.8) in total liabilities.

On August 28, 2002, the company invested an additional $45.7 (£19.4) in Advent Capital (Holdings) PLC of the U.K., thereby increasing its ownership to 46.8% from 22.0%.

Effective May 30, 2002, the company acquired Old Lyme Insurance Company of Rhode Island, Inc. and Old Lyme Insurance Company Ltd. from its equity investee, Hub International Limited, for cash consideration of $66.7 (US$43.5), the fair value of the net assets acquired. At the date of acquisition, the acquired companies had $165.9 (US$108.2) in total assets and $99.2 (US$64.7) in total liabilities.

Effective December 20, 2001, the company purchased Winterthur Swiss Insurance (Asia) Limited for $23.1 (US$14.5) cash. At the date of acquisition, the company had $195.8 (US$122.7) in total assets and $172.7 (US$108.2) in total liabilities.

On June 14, 2001, OdysseyRe Holdings Corp. (ORH), the U.S. holding company for Odyssey America Re and its subsidiaries, issued 17,142,857 common shares, in an initial public offering, at US$18 per share for net proceeds (after expenses of issue) of $436.9 (US$284.8). Fairfax and its wholly-owned subsidiary, TIG, received $354.4 (US$233.5) in cash from these proceeds. After the offering, Fairfax and TIG held 48 million (73.7%) of OdysseyRe’s common shares and a $303.5 (US$200) ORH three year term note bearing interest at the rate of 2.25% over LIBOR and repayable in annual principal payments of US$66.7 beginning June 30, 2002. The company recorded a gain of $51.2 on its effective sale of a 26.3% interest in ORH.

Effective August 31, 2000, Crum & Forster purchased Sen-Tech Holdings, Inc. (and its wholly-owned subsidiary, Seneca Insurance Company, Inc. of New York) for $96 (US$65) cash. Effective December 21, 2000, Crum & Forster also purchased Transnational Insurance Company for $26 (US$17) cash. At the respective dates of acquisition, the companies had US$193 in total assets and US$119 in total liabilities, at fair value, resulting in goodwill of US$8.

As part of the acquisition of TIG on April 13, 1999, the company acquired a 90% ownership in Kingsmead Managing Agency, a managing agent for three Lloyd’s syndicates for which TIG provided underwriting capacity. On June 29, 2000, the company entered into an agreement to sell Kingsmead to Advent Capital PLC for a 22% interest in Advent, which closed on November 16, 2000. There was no gain or loss on the sale. The company recorded operating losses from the Kingsmead-managed syndicates of $33.0 for the year ended December 31, 2000. For the year ended December 31, 2001, the company recorded a loss of $116.7 from its

FAIRFAX FINANCIAL HOLDINGS LIMITED

liability for 2000 and prior underwriting years of those syndicates. The losses reflect losses on unexpired policies from the 2000 underwriting year (including World Trade Center losses of $62.4) and adverse development from the open underwriting years.

15.     Acquisition and Reorganization

On December 16, 2002, the company acquired Xerox’s 72.5% economic interest in TRG, the holding company of International Insurance Company, in exchange for payments over the next 15 years of $667.8 (US$425), ($320.5 (US$204) at current value using a discount rate of 9% per annum), payable approximately $7.8 (US$5) a quarter from 2003 to 2017 and approximately $201.1 (US$128) on December 16, 2017. Upon this acquisition, Xerox’s non-voting shares were amended to make them mandatorily redeemable at a capped price and to eliminate Xerox’s participation in the operations of IIC, and a direct contractual obligation was effectively created from the company to Xerox. The fair value of assets acquired was $2,267.2 (US$1,442.9) and of liabilities assumed was $1,650.6 (US$1,050.5), resulting in negative goodwill of $298.5 (US$188.4). On December 16, 2002, TIG merged with International Insurance and discontinued its MGA-controlled program business, which has resulted in the company recognizing a pre-tax charge to income of $314.3 (US$200) for reserve strengthening and $99.9 (US$63.6) for restructuring and other related costs which include severance, lease termination costs, writedowns of long-lived assets and premiums for certain long term catastrophe covers.

TIG’s Hawaii and A&H non-MGA-controlled business will be continued in a separate insurance subsidiary not owned by TIG provided the operations perform within Fairfax’s objectives of underwriting profitability.

16.     Segmented Information

The company is a financial services holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance conducted on a direct and reinsurance basis. The runoff business segment comprises ORC Re (which fully reinsures the U.K. runoff entities, Sphere Drake and RiverStone (UK) and the U.S. runoff company formed on the merger of TIG and IIC. The international runoff operations have reinsured their reinsurance portfolios to ORC Re to provide consolidated investment and liquidity management services, with the RiverStone Group retaining full responsibility for all other aspects of the runoff. Accordingly, for segmented information, ORC Re is classified in the Runoff segment. The company also provides claims adjusting, appraisal and loss management services.

							Europe and
	Canada			United States			Far East			Total
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000

Revenue
Net premiums earned
Insurance – Canada	823.3	661.0	600.3	68.6	46.3	36.9	40.1	22.9	19.0	932.0	730.2	656.2
Insurance – US	–	–	–	1,736.3	2,510.5	2,416.9	65.3	16.9	–	1,801.6	2,527.4	2,416.9
Reinsurance	45.0	–	–	1,552.6	1,054.6	813.1	653.5	337.7	411.2	2,251.1	1,392.3	1,224.3
Runoff	26.1	–	–	1,068.5	0.4	0.4	30.8	156.4	312.9	1,125.4	156.8	313.3

	894.4	661.0	600.3	4,426.0	3,611.8	3,267.3	789.7	533.9	743.1	6,110.1	4,806.7	4,610.7

Interest and dividends										657.7	680.8	818.1
Realized gains										737.7	213.5	382.8
Claims fees										456.8	424.7	376.9

										7,962.3	6,125.7	6,188.5

	14.6%	13.8%	13.0%	72.5%	75.1%	70.9%	12.9%	11.1%	16.1%
Earnings (loss) before income taxes
Underwriting results
Insurance – Canada	23.1	(76.1)	(9.7)	5.3	(29.1)	5.2	11.1	(14.3)	(8.5)	39.5	(119.5)	(13.0)
Insurance – US	–	–	–	(65.7)	(633.9)	(588.4)	0.2	(4.0)	–	(65.5)	(637.9)	(588.4)
Reinsurance	0.3	–	–	19.1	(149.2)	(94.7)	0.9	(65.5)	(2.7)	20.3	(214.7)	(97.4)

	23.4	(76.1)	(9.7)	(41.3)	(812.2)	(677.9)	12.2	(83.8)	(11.2)	(5.7)	(972.1)	(698.8)
Interest and dividends	42.2	64.7	72.3	413.7	425.9	520.3	4.1	1.1	0.9	460.0	491.7	593.5

Operating income (loss)	65.6	(11.4)	62.6	372.4	(386.3)	(157.6)	16.3	(82.7)	(10.3)	454.3	(480.4)	(105.3)

Realized gains										737.7	213.5	378.3
Runoff										(432.0)	(27.4)	43.3
Claims adjusting										(13.8)	(9.9)	(36.2)
Interest expense										(125.0)	(155.2)	(164.7)
Swiss Re premium										(4.2)	(143.6)	(167.2)
Kingsmead losses										–	(116.7)	(33.0)
Restructuring charges										(114.1)	(49.1)	(16.4)
Negative goodwill amortization										–	78.6	108.7
Corporate overhead and other										(70.4)	(45.9)	(40.4)

										432.5	(736.1)	(32.9)

Identifiable assets
Insurance	3,071.9	2,586.9	1,849.8	12,528.8	16,039.8	14,256.1	346.6	245.1	31.4	15,947.3	18,871.8	16,137.3
Reinsurance	124.8	6.6	7.8	7,207.0	7,419.1	6,424.4	993.0	–	1,296.1	8,324.8	7,425.7	7,728.3
Runoff	56.9	–	–	6,028.7	3,332.2	3,100.6	3,053.8	4,145.1	3,538.5	9,139.4	7,477.3	6,639.1
Claims adjusting	31.8	55.5	47.6	69.2	70.9	63.8	354.2	331.7	331.4	455.2	458.1	442.8

	3,285.4	2,649.0	1,905.2	25,833.7	26,862.0	23,844.9	4,747.6	4,721.9	5,197.4	33,866.7	34,232.9	30,947.5

Corporate										1,243.8	1,205.8	885.8

										35,110.5	35,438.7	31,833.3

	9.4%	7.5%	6.0%	73.6%	75.8%	74.9%	13.5%	13.3%	16.3%
Amortization	14.8	7.7	3.4	30.1	36.8	17.3	22.5	25.9	21.5	67.4	70.4	42.2

Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

CRC (Bermuda), as the internal reinsurance company of the Canadian insurance companies, is included in the Canadian segment; Falcon is included in the United States segment; and Wentworth is included in the runoff segment.

Corporate overhead and other includes the company’s interest expense and corporate overhead. Corporate assets include cash and short term investments and miscellaneous other assets in the holding company.

FAIRFAX FINANCIAL HOLDINGS LIMITED

17.     Fair Value

Information on the fair values of financial instruments of the company, including where those values differ from their carrying values in the financial statements at December 31, 2002, include:

	Note	Carrying	Estimated
	Reference	Value	Fair Value
Marketable securities	3	36.5	36.5
Portfolio investments	3	16,294.9	16,502.8
Long term debt	5	2,342.4	1,872.9
Trust preferred securities of subsidiaries	6	340.9	265.2
Foreign exchange contracts	2	(333.4)	(333.4)
Purchase consideration payable	15	324.7	324.7

The unrealized loss on foreign exchange contracts is offset by an unrealized gain on the value of the foreign assets hedged by those contracts.

The amounts above do not include the fair value of underlying lines of business. While fair value amounts are designed to represent estimates of the amounts at which instruments could be exchanged in current transactions between willing parties, certain of the company’s financial instruments lack an available trading market. Therefore, these instruments have been valued on a going concern basis. Fair value information on the provision for claims is not determinable.

These fair values have not been reflected in the financial statements.

18.     US GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which are different in some respects from those applicable in the United States, as described below.

Consolidated Statements of Earnings

For the years ended December 31, 2002, 2001 and 2000, significant differences between consolidated net earnings under Canadian GAAP and consolidated net earnings under US GAAP were as follows:

(a)	In Canada prior to January 1, 2002, the unrealized loss on the translation of the foreign exchange component of the yen debt swap was deferred and amortized to income over the remaining term to maturity. In the U.S., the unrealized foreign exchange loss is recognized in income in the year, although there is no intention to settle the swap prior to maturity.

(b)	In Canada, recoveries on certain stop loss reinsurance treaties (including with Swiss Re) protecting Fairfax, Crum & Foster and TIG are recorded at the same time as the claims incurred are ceded. In the U.S., these recoveries, which are considered to be retroactive reinsurance, are recorded up to the amount of the premium paid with the excess of the ceded liabilities over the premium paid recorded as a deferred gain. The deferred gain is amortized to income over the estimated settlement period over which the company expects to receive the recoveries.

(c)	In Canada prior to January 1, 2002, the amortization period of negative goodwill was periodically reviewed to determine whether the remaining useful life continues to be appropriate or whether the amortization period should be adjusted, based on the facts and circumstances giving rise to the negative goodwill at the date of acquisition. In the U.S., in the case of financial institutions, the SEC staff generally take exception to a negative goodwill amortization period of less than 10 years. Effective January 1, 2002, the company adopted for United States reporting purposes Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. Under this standard, goodwill is no longer amortized over its estimated useful life, however it is assessed on an annual basis for impairment requiring writedowns. Similarly, the excess of net assets over purchase price paid, in respect of acquisitions prior to January 1, 2002, is no longer amortized to earnings but is added to earnings through a cumulative catchup adjustment. The impact of the goodwill amortization decreased net earnings by $28.1 and $21.0 in the years ended December 31, 2001 and 2000 respectively. The impact of the negative goodwill amortization increased net earnings by $34.6 in 2001 and 2000 respectively. Together, these amortizations resulted in a net increase in net earnings of $6.5 and $13.6 and an increase in all earnings per share calculations of $0.49 and $1.03 for the years ended December 31, 2001 and 2000 respectively. In addition, there is an increase in earnings for the cumulative catchup adjustment of $179.7 for the year ended December 31, 2002.

(d)	Under Canadian GAAP, the Canadian federal and provincial income tax rate reductions that are substantively enacted are reflected in the rate used to measure future income tax balances. Under US GAAP, Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, these rate changes do not impact the measurement of the company’s future income tax balances until they are passed into law.

(e)	For United States reporting purposes, the company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, for the year ended December 31, 2001.

Under this standard, all derivatives are recognized at fair value in the balance sheet. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset in earnings against the change in the fair value of the hedged item or will be recognized in other comprehensive income until the hedged item is recognized in earnings. If the change in the fair value of the derivative is not completely offset by the change in the value of the item it is hedging, the difference will be recognized immediately in earnings.

The company’s forward contracts are hedges of net investments in subsidiaries and therefore there is no impact as a result of this Standard.

(f)	Other-than-temporary declines in the fair value of available-for-sale securities are recognized in US GAAP income based on market values; declines in fair values are

FAIRFAX FINANCIAL HOLDINGS LIMITED

generally presumed to be other than temporary if they have persisted over several quarters. Under Canadian GAAP, other-than-temporary declines in the value of investment securities are recorded in earnings based on net realizable values; declines in fair values are generally presumed to be other than temporary if conditions indicating impairment have persisted for a more prolonged period of time than under US GAAP.

The following shows the net earnings in accordance with US GAAP:

	2002	2001	2000
Net earnings (loss), Canadian GAAP	415.7	(346.0)	137.4
Recoveries on retroactive reinsurance, net of tax	32.7	(411.9)	(159.6)
Other than temporary declines	(14.8)	–	–
Cumulative catchup adjustment on changes in accounting for negative goodwill	179.7	–	–
Amortization of negative goodwill	–	(49.1)	(79.2)
Other differences	–	9.5	17.1

Net earnings (loss), US GAAP	613.3	(797.5)	(84.3)

Net earnings (loss) per share, US GAAP before cumulative catchup adjustment and extraordinary item	$9.14	$(62.13)	$(7.42)

Net earnings (loss) per share, US GAAP before cumulative catchup adjustment	$30.03	$(62.13)	$(7.42)

Net earnings (loss) per share, US GAAP	$42.61	$(62.13)	$(7.42)

Consolidated Balance Sheets

In Canada, portfolio investments are carried at cost or amortized cost with a provision for declines in value which are considered to be other than temporary. In the U.S., such investments are classified as available for sale and marked to market through shareholders’ equity.

In Canada, trust preferred securities of subsidiaries (including RHINOS) are included in total liabilities. In the U.S., trust preferred securities are shown as a separate caption after total liabilities, in a manner similar to non-controlling interests.

The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	2002	2001
Assets
Portfolio investments
Bonds	11,869.8	11,424.2
Preferred stocks	249.7	126.4
Common stocks	1,125.4	918.8
Strategic investments	511.3	502.2

Total portfolio investments	13,756.2	12,971.6
Future income taxes	1,885.5	2,273.3
Goodwill	375.1	356.8
All other assets	19,705.5	20,192.2

Total assets	35,722.3	35,793.9

Liabilities
Accounts payable and accrued liabilities	3,073.0	2,951.2
All other liabilities	28,365.9	28,898.8

Total liabilities	31,438.9	31,850.0

Trust preferred securities of subsidiaries	340.9	360.8
Mandatorily redeemable shares of TRG	324.7	–
Non-controlling interests	508.1	1,043.3
Excess of net assets acquired over purchase price paid	–	179.7

	1,173.7	1,583.8
Shareholders’ Equity
Total shareholders’ equity	3,109.7	2,360.1

The difference in consolidated shareholders’ equity is as follows:

	2002	2001
Shareholders’ equity based on Canadian GAAP	3,551.5	3,242.7
Other comprehensive income	127.5	(163.3)
Cumulative reduction in net earnings under US GAAP	(569.3)	(719.3)

Shareholders’ equity based on US GAAP	3,109.7	2,360.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, requires the company to disclose items of other comprehensive income in a financial statement and to disclose accumulated balances of other comprehensive income in the equity section of a financial statement. Other comprehensive income includes unrealized gains and losses on investments, as follows:

	2002	2001
Unrealized gain (loss) on investments available for sale	210.8	(281.6)
Related deferred income taxes	(83.3)	118.3

	127.5	(163.3)

The cumulative reduction in net earnings under US GAAP of $569.3 at December 31, 2002 relates primarily to the deferred gain on retroactive reinsurance ($563.0 after tax) which is amortized into income as the underlying claims are paid.

Disclosure of Interest and Income Taxes Paid

The aggregate amount of interest paid for the years ended December 31, 2002, 2001 and 2000 was $192.2, $163.3 and $182.0 respectively. The aggregate amount of income taxes paid for the years ended December 31, 2002, 2001 and 2000 was $43.9, $31.6 and $4.5 respectively.